Vsurance, Inc.

220 West 6th Street, Suite D

Little Rock, Arkansas 72201

August 18, 2006

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Vsurance, Inc.

Amendment No. 5 to Registration Statement on Form SB-2

Filed May 30, 2006

File No. 333-132028

Ladies and Gentlemen:

Vsurance, Inc., a Nevada corporation (the “Company”), hereby files this correspondence and responds to your comments in your letter dated July 18, 2006.

General

1.	Article 2-01(a) of Regulation S-X requires your independent accountant be duly registered and in good standing under the laws of the place of his residence. It has come to our attention that your independent accountant is no longer licensed to practice in the state of Florida. Accordingly your audit and report no longer meet the criteria outlined in Article 2 of Regulation S-X, Please advise us how you plan to resolve this issue.

We have noted your comment and revised the disclosure to reflect the new auditing firm of “Lawrence Scharfman, CPA, PA”. This firm is registered with PCAOB as reported Tuesday, July 25, 2006 and meets the criteria outlined in Article 2 of Regulation S-X.

2.

We note your response to comment no. 3 and the revised disclosure on page 19. Please revise your disclosure on pages 2, 5 and 4 to include the fact that Samir Financial, as part of the financing transaction, received approximately 30.6% of your issued and outstanding stock at the closing of the loan. In addition, please revise your disclosure on pages 2, 3 and 4 to state that the Samir Financial designees will continue to own, control and vote these shares even if the loan is paid off by the maturity date. Finally, please clarify whether the reduced payoff amount of $3,200,000 will continue to apply if you pay off the loan after December 2006.

We have noted your comment and revised the disclosures on those pages listed to include the additional disclosures regarding Samir Financial:

A) Samir Financial, as part of this financing transaction, received approximately 30.6% of the issued and outstanding stock at the closing of this loan;

B) The Samir Financial designees will continue to own, control, and vote these shares even if the loan is paid off by the maturity date; and

C) This reduced payoff will apply to the loan after December 14, 2006.

3.	We note the loan and security agreement filed as exhibit 3.3 to the amendment filed on May 30, 2006. Please file an executed copy of the agreement. In addition, we note that it appears that the payment of the due diligence fee, the payment of the legal expenses, the draw-down schedule as well as the prepayment of the stock payment, including a total of 1,800,000 Class A preferred shares, is not mentioned in the agreement. If such terms are not mentioned in the executed agreement, please tell us why and file any amendments or addendums that contain these terms.

We have noted your comment and revised the disclosure to include the attachments to the Loan and Security Agreement as Exhibit 10.3 which constitute the following:

A) “Authorization to Pay Proceeds” from Samir that identifies these charges;

B) “Executed Loan and Security Agreement”;

C) “Board of Directors Consents” authorizing the issuance of these shares for the stock prepayment; and

D) “Signature authorization of the Company”.

The Loan and Security Agreement included these items as outlined in these sections;

Loan and Security Agreement (Exhibit 3.3)

Section 4 Interest and Charges (page 6)

(a)	Interest $1,200,000

(b)	Fees and Charges

(i)	Closing fee a/k/a Due Diligence Fee $800,000 and Good Faith Deposit $200,000

(ii)	Cost and Expenses are the legal expenses of $50,000

(iii)	Auditing fee of $100,000 and Collateral Management fee of $100,000.

Section 17 Conditions Precedent (page 25)

(xi)	Prepayment of the stock payment

Supplementaly, we also are providing the valuation of privately held securities issued as compensation.

4.	We note section 17 of the loan and security agreement. In particular, we note the guaranty provided by W. Russell Smith, III, the assignment of a life insurance policy from W. Russell Smith, III and the life insurance policies of Donna Smith and L. Killeen each naming Samir Financial as the loss payee. Please file a copy of the guaranty as an exhibit to the filing and disclose in the registration statement the relationship between the company and each of W. Russell Smith, III, Donna Smith and L Killeen.

a. We have filed the Guarantee as an additional exhibit.

b. We have noted your comment and revised the disclosure to include the additional disclosures regarding W. Russell Smith, III. Mr. Smith, who in the capacity as a project consultant from October 1, 2005 until December 26, 2005 facilitated this financing which required his personal guarantee and assignment of a life insurance policy naming Samir Financial as the loss payee. The Loan and security agreement listed Donna Smith and L. Killean this was a typographical error and has been corrected to Donna L. Killean by Samir Financial. Ms. Killean, who as a result of being the licensed insurance agent for the company, a key position, needed to assign a life insurance policy naming Samir Financial as the loss payee as well.

Cover page

5.	We note that you intend for the offering to be open for 180 days, unless you sell the maximum number of shares registered by this registration statement, or unless you announce an extension of up to an additional 180 days. We further note that you have indicated that the offering will terminate as early as August 24, 2006. Please revise for consistency.

We have noted your comment and revised the disclosure for consistency, which now reads as follows: This offering may continue past 180 days only if the minimum number of units has been sold. Otherwise this offering will end on the 180th day, unless, in our sole discretion, the offering is extended an additional 180 days.

Security Ownership of Certain Beneficial Owners, and Management, page 18

6.	Please revise footnote “**** to clearly indicate whether Samir Financial or its designees, Sara Mirza Trust and Albert Grasso, have voting control over the disposition of these shares. If Samir Financial has voting control over these shares, please describe the mechanisms that allow for this. For example, have the designees entered into an agreement that allow for Samir Financial to control the disposition of the shares? In addition, to the extent that Samir Financial does have voting control over these shares, please disclose the natural person who exercises this control.

We have noted your comment and revised the disclosure that Sara Mirza Trust and Albert Grasso have ownership and voting control of these shares. The disclosure now reads as follows: **** Sara Mizra Trust and Albert Grasso the shareholding designees of Samir Financial vote and control these shares. These designees on behalf of the Lender accepted a total 1,800,000 Class A Preferred shares, that converts to 9,000,000 common shares at a predetermined price of $800,000 or $0.44 per share that would be applied to our loan balance to reduce our indebtedness, if the loan is paid off by December 14, 2006. All closing costs, interest, and this stock payment were prepaid at closing. It is this reason that Samir Financial LLC, who is fully aware of all risks involved with this transaction, designees vote and control these shares now even though it is not clear if we will pay off the loan by December 14, 2006; furthermore, the Samir Financial designees will continue to own, control, and vote these shares even if the loan is paid off by the maturity date.

Financial Statements and Noses

General

7.	Please continue to monitor the updating requirements of Rule 310(g) of Regulation S-B.

We have noted your comment and we have revised the disclosure to include the 2nd quarter (June 30, 2006) unaudited financial statements.

8.

You have not addressed comment 10. As previously requested, please include a note to the interim financial statements to state that in the opinion of management the date reflects all adjustments necessary for a fair statement of results for the interim periods. If all adjustments are of a normal and recurring nature, a statement to that effect should be made. See Instruction 2 to Item 310(b) of Regulation S-B.

We have noted your comment and we have revised the disclosure to include this statement in the interim financial statements:

NOTE 10 – MANAGEMENT OPINION

It is the opinion of the Management of the Company that the interim financial statements for the quarters ending June 30, 2006 and March 31, 2006 and the year to date period ending June 30, 2006 reflects all adjustments necessary for the fair statement of results for those periods.

Consolidated Statements of Income page F-13

9.	We have read your response to comment 12. Please revise note 6 to disclose the adoption of SPAS 128 rather than the AICPA exposure draft “Earnings Per Share” Also, revise note 6 to clarify that the tones of the preferred shares call for immediate conversion as you asserted in your letter of May 30, 2006.

We have noted your comment and we have revised the disclosure as follows:

NOTE 6 – EQUITY

Earnings per share

The Company has adopted the provisions of the FSAS-128 in the computation of earnings whereby the convertible Preferred Stock was deemed converted to common stock on date of issue.

Consolidated Statement of Stockholders’ Equity, page F-15

10.	We have read your response to comment 13. Because conversion is not in your sole control, you cannot conclude that conversion is mandatory and a conversion option does exist. Also, you indicate that your conversion price is based on the proceeds received for the convertible instrument. Please calculate your effective conversion price in accordance to the guidance outlined in paragraphs 5 – 7 of EITF 00-27. In addition, provide your detailed analysis of EITF 98-5 and 00-27. In determining whether your preferred stock contains a beneficial conversion feature. In your response, please reference major terms of the preferred stock agreement and how these terms impacted your analysis.

a. We have reviewed the Applicability of EITF 98-5 and 00-27 to Convertible Preferred Stock Series A & B and have determined the following:

The issuer has two outstanding series of convertible preferred stock, series A and series B. Series A converts to common stock at a ratio of 5 shares of common to one share of preferred. Series B converts to common at a ratio of 2 shares of common to share of preferred. The conversion factor is constant throughout the life of the issue. The issue price of the convertible security reflected the current market price of the underlying common shares it was convertible into. There are no priority rights to dividends or liquidation preferences. Conversion is at the option of either the holder or the issuer, in effect making the conversion right of the holder de minimis. The company has announced their intention to convert the shares and treats them as common stock equivalents. The issues could be technically described as convertible instruments with nondetachable conversion options, even though the conversion option is almost non-existent from the position of the holder.

The issue is to what extent EITF 95-5 and EITF 00-27 apply to these issues. The conclusion would be that they do not.

EITF 98-5 addresses the issue of accounting for convertible debt instruments that are in-the-money. EITF 00-27 gives guidelines for determining when a conversion option is in-the-money. This test is calculating the intrinsic value of the option using the specified conversion price in the instrument or the effective price based on the proceeds received for or allocated to the convertible instrument. In each case the price paid for the instrument reflects the underlying market price for the common stock into which the convertible instrument converts with no value remaining to be allocated to the conversion feature, making the issues out-of- the-money, and EITF’s 98-5 and 00-27 inapplicable.

EITF 00-27 further prescribes the use of a Black Sholes model to determine the intrinsic value of the conversion feature. Since the strike price and the market price are the same in these issues, the Black Sholes model use would be inapplicable.

11.

We have read your response to comment 14 and your revision of MD&A in response to this comment. We note your revised disclosure on page 33 that “Because the key participants or investors desired a specific return on their contribution of cash or services a predetermined price was set and shares of stock exchanged.” This disclosure suggests that your determination of fair value is still based on a desired specific return on the investor’s contribution of cash or services. As we previously indicated, this approach relates to investment value, which is the value to a particular investor based on individual investment requirements and expectations. Investment value is not an appropriate basis for determining fair value, as it encompasses benefits expected by a particular buyer of the asset that are different from those available to market participants in general and is inconsistent with fair value as defined by G.AAP. As previously requested, please revise your valuations of fair value to utilize a more appropriate methodology and provide disclosures in accordance with AICPA Practice AID Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

a) We have noted your comment and revised the disclosure to read as follows: From inception of the company through June 30, 2006, as the key participant group base grew, the outlook of being able to execute the business plan improved. The professional experience and contribution to the company by each participant differed. Absent any operations, our financial condition, prospects, and our limited operating history the establishment of share price for the value of services and software received was determined as the amount at which the items could be bought or sold in a current transaction between willing parties. In the opinion of the related-party valuation specialist—Terance Kelley, CPA—report dated August 11, 2006, the issuance of these equity instruments in exchange for goods or services was accounted for based on the fair value of the goods or services received which was a reliable measurement. Fair value represented the amount at which the asset or service was bought or sold in a current transaction between willing parties, other than in a forced sale or liquidation. [SFAS 123(R), Appendix E] This share price was consistent when shares were exchanged for services: (July 2005 life cycle stage shares were exchanged at $0.01; August 2005 life cycle stage shares were exchanged at $0.03; and January 2006 life cycle stage shares were exchanged at $0.30. The pricing was more a factor of the time line and the type of consideration tendered than of variations in conversion options to respond to market conditions.

b) The value placed on services received by the Company in 2005 was reviewed in detail. The value was based on the amount at which such items could be bought or sold in a current transaction between willing parties. We also made sure the shares granted to these initial contributors were at the same value per share for all recipients. This change affected the Balance sheet Software amounts for Software. It also affected the Statement of Cash flows and Statements of Income amounts for amortization. Finally the Statement o f Shareholders Equity was revised to reflect these changes. Note 6 – Equity was also changes and now reads;

Shares for Services

During the period the Company issued shares for services, equipment and software. All values of shares issued were agreed upon by the parties involved, not including an unrelated third party, contemporaneous with the transaction, and equipment contributed was values at the contributors historical cost less depreciation to date. A breakdown of these issues is as follows;

	Preferred A	Preferred B	Value
For Equipment
August 20, 2005	62,000	0	$500

For Software
August 20, 2005	750,000	0	$22,500

For Services
August 20, 2005	600,000	0	15,000
August 25, 2005	0	250,000	7,500
October 22, 2005	1,500,000	0	45,000
October 25, 2005	300,000	300,000	18,000
October 31, 2005	0	50,000	1,437

Total December 31, 2005	2,400,000	600,000	$86,937

12.	We have read your response to comment 15. Because the terms of your $4 Million note payable call for the loan fees and interest of $2.45 Million to be repaid immediately and you only received $1.55 Million of your $4 Million note payable, the $2.45 Million represents the cost of borrowing $1.55 Million over the term of your note. We continue to believe that your note payable agreement is in substance akin to a discounted note and should be accounted for in a similar fashion. As previously requested, please revise the financial statements to account for and report the note payable and related costs in accordance with paragraphs 6, 11 and 16 of APB 21, based on the net proceeds that you received and the total amount payable to the lender.

a. We have noted your comment and revised the disclosure to read as follows:

The Company is now treating the transaction as a discounted note. The interest is now being accrued each period. There is a prepaid interest still being amortized. The cost represent items paid at closing, for which the payment of is not refundable. The changes effected the Balance sheet Prepaid expense amount, the Accrued interest amount and the amortization and interest expense amounts on the Statement of Cash Flows and Statements of Income and Note 4. Note 4 now reads:

NOTES 4 – NOTES PAYABLE

On December 15, 2005, the Company executed a Loan and Security Agreement with Samir Financial, LLC for $4,000,000. This loan is due in full at the end of twelve months. All interest and expenses have been prepaid. The stated interest rate is 30% per annum. Security is all company assets including un-disbursed funds. Closing fees totaling $1,250,000 were paid at closing by the company which netted $1,750,000 in proceeds that will be disbursed in accordance with a draw down schedule ($1,750,000 at closing; $250,000 on January 31, 2006; $250,000 in February 28, 2006; $250,000 on March 31, 2006, which had not been received at March 31, 2006; and $300,000 an April 30, 2006). Fees at closing were; $800,000 closing fee which were expensed, $100,000 collateral Management fee, $100,000 audit fees, $200,000 good faith deposit and $50,000 Legal fees and expenses which were all capitalized at closing since they were non-refundable and represents items which apply to the live of the loan. The capitalized amounts totaling $450,000 are being amortized over the twelve month life of the loan using the effective interest rate method. Amortization of these items period ending December 31, 2005 was $19,726. The balance outstanding on this loan at December 31, 2005 was $1,773,014.

In connection with the above loan the lender has agreed on December 14, 2005 and again to purchase 1,200,000 shares of Preferred A stock for $500,000 reduction of the loan respectively. Under the terms of the agreement the shares have been issued to the lender. In addition the agreement requires the shares to be repurchased by the Company at the lenders cost and returned to the Company if the loan is not repaid when due on December 15, 2006. Because of this contingency the shares have been shown as issued at par value with the balance of the purchase price to be recognized if the loan is repaid on time.

13.	We note the disclosure on page 20 that the lender accepted class A preferred shares that would be applied to the loan balance if the loan is paid off by December 14, 2006, and this stock payment was prepaid at closing. Please revise note 4 to disclose the following:

•	The number of shares issued, the value assigned and the date you issued them.

•	How you accounted for these shares and where in the financial you reported these transactions.

•	Refer us to the accounting literature that supports your valuation and accounting of these transactions.

a. We have noted your comment and revised the disclosure to read as follows:

Number of shares issues, values assigned and the date issued:

•	Therefore, Samir Financial LLC’s designees “Sara Mirza Trust” and Albert Grasso, as principal investors of the funds lent out by Samir Financial LLC, whom votes and controls these shares by and through these appointed designees accepted on behalf of the lender which represents 35% of the issued and outstanding shares on December 31, 2005” accepted a total 1,800,000 Class A Preferred shares (1,200,000 shares issued on November 31, 2005 at $0.42 and 600,000 shares on January 31, 2006 at $0.50) at a predetermined price of $800,000 at an average per share price of $0.44 that would be applied to our loan balance to reduce our indebtedness, if the loan is paid off by December 14, 2006.

b. The disclosures for this transaction have been changed in Note 4, and Note 6 sections on Preferred Stock A and Share issued in connection with the note payable. These footnotes now read;

NOTES 4 – NOTES PAYABLE

On December 15, 2005, the Company executed a Loan and Security Agreement with Samir Financial, LLC for $4,000,000. This loan is due in full at the end of twelve months. All interest and expenses have been prepaid. The stated interest rate is 30% per annum. Security is all company assets including un-disbursed funds. Closing fees totaling $1,250,000 were paid at closing by the company which netted $1,750,000 in proceeds that will be disbursed in accordance with a draw down schedule ($1,750,000 at closing; $250,000 on January 31, 2006; $250,000 in February 28, 2006; $250,000 on March 31, 2006, which had not been received at March 31, 2006; and $300,000 an April 30, 2006). Fees at closing were; $800,000 closing fee which were expensed, $100,000 collateral Management fee, $100,000 audit fees, $200,000 good faith deposit and $50,000 Legal fees and expenses which were all capitalized at closing since they were non-refundable and represents items which apply to the live of the loan. The capitalized amounts totaling $450,000 are being amortized over the twelve month life of the loan using the effective interest rate method. Amortization of these items period ending December 31, 2005 was $19,726. The balance outstanding on this loan at December 31, 2005 was $1,773,014.

In connection with the above loan the lender has agreed on December 14, 2005 and again to purchase 1,200,000 shares of Preferred A stock for $500,000 reduction of the loan respectively. Under the terms of the agreement the shares have been issued to the lender. In addition the agreement requires the shares to be repurchased by the Company at the lenders cost and returned to the Company if the loan is not repaid when due on December 15, 2006. Because of this contingency the shares have been shown as issued at par value with the balance of the purchase price to be recognized if the loan is repaid on time.

NOTE 6 – EQUITY

Preferred Stock Class A

The Company has 8,000,000 shares of $0.001 par value authorized, with 4,850,150 shares outstanding at December 31, 2005 respectively. The shares have no dividend rights and convert at the holder’s or the Company’s option to the Company’s Common Stock at the rate of 5 to 1. The shares vote with the common share holders at the same rate as the conversion rights. The shares have no liquation value, no liquidation rights, no dividend rights and no redemption rights. It is management’s intent to convert all shares of Preferred A to common upon completion acceptance of the SB2 filed with the SEC. In connection with the note payable the lender has agreed on December 14, 2005 to purchase 1,200,000 shares of Preferred A stock for a $500,000 reduction of the loan respectively. Under the terms of the agreement the shares have been issued to the lender. In addition the agreement requires the shares to be repurchased by the Company at the lenders cost and returned to the Company if the loan is not repaid when due on December 15, 2006. Because of this contingency the shares have been shown as issued at par value with the balance of the purchase price to be recognized if the loan is repaid on time.

Shares Issued in Connection with Note

In connection with the note payable, the lender has agreed on December 14, 2005 to purchase 1,200,000 shares of Preferred A stock for $500,000 reduction of the loan respectively. Under the terms of the agreement the shares have been issued to the lender. In addition the agreement requires the shares to be repurchased by the Company at the lenders cost and returned to the Company if the loan is not repaid when due on December 15, 2006. Because of this contingency the shares have been shown as issued at par value with the balance of the purchase price to be recognized if the loan is repaid on time.

Part II Information Not Required in Prospectus Recent Sales of Unregistered Securities, page II-2

14.

We refer to your statement that the private offering closed on February 22, 2006 but that, as late as March 31, 2006, there was an “in transit stock subscription receivable of $24,550 from the initial financing—common stock offering—for foundation funds.” Please advise us as to why you believe that the common stock offering was completed as of February 22, 2006 in light of the fact that a subscription receivable remained outstanding beyond March 31, 2006.

a) We have noted your comment and revised the disclosure to read as follows: February 22, 2006, was the final closing date and all subscription agreements had been executed in connection with the January and February 2006 offering; furthermore, no offers or sales have been made in connection with the January and February 2006 offering after this registration statement was filed on February 24, 2006. At the close of March 31, 2006, there was an in transit stock subscription receivable of $24,550 from the initial financing—common stock offering—for foundation funds due to the Company’s relocation. These funds have all since cleared our bank and there is no longer a subscription receivable.

Additional information not listed in the filing: From inception until February 15, 2006 Vsuarance was located at 4845 West Lake Road Erie PA. All the company’s stock subscriptions were sent to this address. Starting in November of 2005 the company made plans to permanently relocate the business in a state that offered the most benefits to the company. In February of 2006 the company was positioned to move to New Mexico to commence operations. The company had located office space and commenced opening bank accounts. The Secretary/Treasurer Pollard sent all of the business records, subscription agreements and checks to New Mexico. The checks were to be deposited into these new bank accounts. In early March the discussions with the state of New Mexico could not be closed and the company set up office in Canton, Ohio until final location plans could be finalized. The checks were then deposited into new bank accounts in Ohio; however, after the first quarter closed. On July 25, 2006 the company finalized its location plans and moved to Arkansas. Vsurance primarily business is now located at 220 West 6th Street, Suite D, Little Rock, Arkansas 72201. Commencing August 1, 2006, it occupies a 1,000 square feet of office space on month to month basis of $500.00. The company is in the process of looking for long term office space in Little Rock, Arkansas when financing allows.

Exhibit 23.2 Consent of Independent Registered Public Accounting Firm

15.	We noted that the auditors’ consent referred to an inception date (i.e., July 26, 2005) that is inconsistent with the inception date of the financial statements and the inception date referred to in the auditors’ report (i.e., -July 20, 2005). Please revise as appropriate to clarify this apparent conflict.

a. We have read your comment and please know: Vsurance, Inc., the holding company was incorporated on July 26, 2005, in the State of Nevada. Vsurance Insurance Agency, f/k/a Purfect Pet Insurance Agency, Inc. was incorporated on July 20, 2005, in the State of Ohio. Since Agency a wholly owned subsidiary of Vsurance incorporation date was July 20th for audit purposes this is being used by the accountants as the inception date in lieu of Vsurance the parent’s date of July 26th.

Exhibit Index

16.	Please revise your exhibit index to be consistent with Item 27 and include all of the exhibits and clarify when each exhibit was filed. Far example, if an exhibit was filed with a previous amendment, please state so in a footnote and identify the amendment.

We have noted this comment and have revised the exhibits.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ J. Matt Lile, III
J. Matt Lile, III

President